

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2010

Benjamin Chen
President, Secretary, Treasurer and Sole Director
31 F/Jin Mao Tower
88 New Century Ave.
Pudong, Shanghai, China 200120

> **Re: Phoenix Agri Enterprises, Inc.**
> **Form 10**
> **Filed November 18, 2010**
> **File No. 000-54203**

Dear Mr. Chen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Pursuant to section 12(g)(1) of the Exchange Act, your registration statement will become effective by operation of law 60 days after the date filed at which time you will be required to begin filing all of the reports mandated by Section 12(g) of the Securities Exchange Act of 1934. If the review process has not been completed before that date you should consider withdrawing the registration statement to prevent it from becoming effective and re-filing it at such time as you are able to respond to any remaining issues or comments.

2. Throughout the filing, please revise your references to "management" to clarify that the company has only one officer, who is also the sole director of the company. For example, rather than stating, "Management does not intend to undertake any efforts to cause a market to develop in our securities…," please revise to state that your sole officer and director, Mr. Benjamin Chen, does not intend to undertake any efforts to cause a market to develop in your securities.

Item 1. Business, page 4

3. Please disclose, where appropriate, whether you presently have a plan or intent to engage a professional firm or other individual that specializes in business acquisitions.

(b) Business of Issuer, page 4

4. We note your statement, "… due to the company's limited capital available for investigation, the company may not discover or adequately evaluate adverse facts about the opportunity to be acquired." Please revise your disclosure in the Risk Factor section of the filing to include an appropriately headed risk factor discussing this issue in more detail.

5. We note your statement, "Our lack of funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a target business before we consummate a business combination," and your statement, "The time and costs required to select and evaluate a target business and to structure and complete a business combination cannot presently be ascertained with any degree of certainty." Please disclose the estimated amount of time, or the estimated percentage of his time, that Mr. Benjamin Chen will be able to devote to an investigation and analysis of a target business.

(c) Form of Business Combination, page 5

6. Please explain the basis for your determination that a shareholder vote is not required to complete a transaction.

7. You have stated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. We also note your previous disclosure that you lack full-time management, so you may engage unaffiliated third parties to conduct due diligence review. Please revise your disclosure to explain who will devote the substantial time required to investigate potential opportunities, the fact that the company may not have the financial resources necessary to engage in an extended search for a target business and how you plan to acquire the funds necessary to pay for the required work done by accountants, attorneys and others.

Item 1A. Risk Factors

Our business is difficult to evaluate because we have a limited operating history, page 6

8. Please revise the heading of this risk factor to disclose that you have no operating history rather than a limited operating history.

Minority stockholders are not likely to have a vote in approving a business combination. page 8

9. Please explain why you believe it is likely that you will have minority stockholders before a business combination.

It is likely that our Common Stock will be considered a "penny stock" …, page 10

10. Please clarify that your stock currently is a penny stock.

Item 5. Directors and Executive Officers, page 14

11. We would like to understand more about the background of the person(s) who are primarily responsible for preparing the financial statements. Tell us the role your sole officer/employee, Mr. Chen, takes in preparing your financial statements, what relevant education and ongoing training he has relating to U.S. GAAP, whether he holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and about his professional experience, including experience in preparing financial statements in accordance with U.S. GAAP.

Item 6. Executive Compensation, page 15

12. We note your disclosure that Mr. Chen will not receive any remuneration until the consummation of an acquisition. If you have an agreement with Mr. Chen providing for any compensation upon consummation of a transaction, please describe the arrangement. Your discussion should explain how the amount of the compensation will be determined. If you have a written agreement, please file it as an exhibit.

Notes to Financial Statements

General

13. Please revise to disclose what your functional currency is and how you considered each of the salient factors in ASC 830-10-55-5 in determining your functional currency.

3. Going Concern, page F-7

14. Please disclose how you plan to raise the necessary funds, should you decide to acquire an entity with additional capital needs.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Keira Ino at (202) 551- 3659 or Melissa Rocha at (202) 551-3854 if you have questions regarding the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, Suzanne Hayes at (202) 551-3675 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director